SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                         AMENDMENT NO. 4
                               TO
                         SCHEDULE 14D-1
   TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                 SECURITIES EXCHANGE ACT OF 1934
                    _________________________

              Family Steak Houses of Florida, Inc.
       (Name of Subject Company) _________________________
                     Bisco Industries, Inc.
                            (Bidder)
                    _________________________
                  Common Stock, $0.01 par value
    (Title of class of securities) _________________________
                            307059105
              (CUSIP number of class of securities)
                    Glen F. Ceiley, President
          Bisco Industries, Inc. 704 W. Southern Avenue
                    Orange, California  92865
                   Telephone:  (714) 283-7140
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)

                         with a copy to:
                    Kenneth C. Hoffman, Esq.
   Greenberg, Traurig, Hoffman, Rosen, Lipoff & Quentel, P.A.
                      1221 Brickell Avenue
                      Miami, Florida 33131
                   Telephone:  (305) 579-0500



     This Statement amends and supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on March 6, 1997, as previously amended (the "Schedule 14D-1"), relating to the offer by Bisco Industries, an Illinois corporation (the "Purchaser") to purchase up to 2,600,000 shares of Common Stock, $0.01 par value (the "Common Stock"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 6, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, at a purchase price of $0.90 per share, net to the tendering stockholder in cash, without interest thereon. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and the
Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

   The Purchaser has extended the Offer until 5:00 P.M., New York City time, on Friday, May 23, 1997. The full text of a press release, dated May 12, 1997, issued by Purchaser with respect to the extension of the Offer is filed herewith as Exhibit (a)(11) and is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

   (a)(11)   Press Release, dated May 12, 1997, issued by
Purchaser.

                            SIGNATURE
  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 12, 1997


                          BISCO INDUSTRIES, INC.


                          By:  /s/ Glen F. Ceiley
                          Name:  Glen F. Ceiley
                          Title:  President



























                          EXHIBT INDEX


     Exhibit
     Number                   Description

     (a)(11)      Press Release, dated May 12, 1997, issued by
Purchaser.


































































                         Exhibit (a)(11)





                  [BISCO INDUSTRIES LETTERHEAD]





FOR IMMEDIATE RELEASE

Contact:
Glen Ceiley, President
  or
Stephen Catanzaro, Chief Financial Officer
Bisco Industries, Inc.
(714) 283-7140


 BISCO INDUSTRIES EXTENDS TO MAY 23, 1997 THE EXPIRATION DATE OF
  ITS TENDER OFFER FOR SHARES OF FAMILY STEAK HOUSES OF FLORIDA

  Orange, California, May 12, 1997 - Bisco Industries, Inc., a privately held distributor of fasteners and electronic components, announced today that it has extended to 5:00 P.M., New York City time, on Friday, May 23, 1997, the expiration date of its tender offer to purchase for cash up to 2,600,000 shares of common stock of Family Steak Houses of Florida, Inc. (NASDAQ
RYFL) for $0.90 per share.

  As of 5:00 p.m. on May 9, 1997, the originally scheduled expiration date, 2,220,456 shares had been tendered pursuant to the offer.

  Glen Ceiley, President and CEO of Bisco Industries, stated that "Family Steak House management continues to resist our offer, despite the fact that over 2.2 million shares have been tendered. Because of the anti-takeover measures recently adopted by the Company's Board of Directors, the conditions to our tender offer haven't yet been satisfied. We recently began soliciting shareholder consents to several proposals, including elimination
of the  Company's  Poison  Pill.  We  are  gratified  by   the
shareholder response to date to our consent solicitation. We hope that before May 23rd we will be able to present the Board the successful results of our consent solicitation, and that the Board will promptly take action to redeem the Poison Pill, clearing the way for us to complete our tender offer on the new expiration date."